Contact

www.linkedin.com/in/glenndale-
williams (LinkedIn)

Top Skills

Leadership
Customer Service
Public Speaking

Certifications

Diversity, Equity and Inclusion in the
Workplace Certificate
Bloomberg Market Concepts
Project Management Professional
(PMP)®
BB&T Emerging Leaders Program

Glenndale Williams, MBA, PMP

Specialist Master at Deloitte (Hospital & Healthcare Consultant)
Nashville Metropolitan Area

Experience

Deloitte Consulting
Specialist Master
December 2021 - Present (1 year 7 months)
United States

BLANCHFIELD ARMY COMMUNITY HOSPITAL
Chief Financial Officer
July 2019 - October 2021 (2 years 4 months)
Clarksville, Tennessee Area

US Army
Instructor/Writer AMEDD Basic Officer Leaders Course
June 2015 - April 2017 (1 year 11 months)
Joint Base San Antonio, Ft. Sam Houston TX.

US Army Health Clinic Schofield Barracks
Company Commander/Chief Operating Officer
May 2013 - March 2015 (1 year 11 months)
Honolulu, Hawaii

Tripler Army Medical Center
1 year 9 months

Program Analyst
October 2012 - May 2013 (8 months)
Hawaii

Consultant to Commanding General of the Pacific Regional Medical
Command
September 2011 - October 2012 (1 year 2 months)
Hawaii

US Army
Platoon Leader/ Director of Healthcare Operations
September 2009 - September 2011 (2 years 1 month)
Schofield Barracks Hawaii

US Army
Operations Non-Commissioned Officer In Charge
July 2005 - August 2007 (2 years 2 months)
Hawaii

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Education

Florida State University

Master of Business Administration - MBA, Business Analytics · (2017 - 2018)

Hawaii Pacific University

Bachelor's Degree · (2007 - 2009)